EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars Except Ratio)

For the Year Ended December 31, 2004
(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$108
Interest allocable to rental expense(b)	66

Total	$174

Earnings:
Consolidated income before income tax expense	$995
Minority interest in net income of subsidiaries having fixed charges	22
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	3
Equity income of less-than-50-percent-owned investees	(16)
Dividends received from less-than-50-percent-owned investees	14
Fixed charges	174
Interest capitalized	(11)
Amortization of previously capitalized interest	2

Total	$1,183

Ratio of Earnings to Fixed Charges	6.80

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled (generally more than 50 percent owned) and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not consolidated are accounted for by the equity method.
(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.